





06009459

AB 7/12

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8- 49273

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2005__ AND ENDING __December 31, 2005__

                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *Cross Border Private Capital, L.L.C.*

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

441 Lexington Avenue, 11th Floor

                                  (No. and Street)

New York   New York   10017

      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Meachin   212-682-7400

                                                                 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William T. McCallum CPA, P.C.

                         (Name – if individual, state last, first, middle name)

780 Third Avenue, Suite 2805   New York   NY   10017

     (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

JUL 20 2006

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _David J.P. Meachin_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _CROSS BORDER PRIVATE CAPITAL, LLC_ , as of _December 31_ , 20 _05_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

David W Meachin
Signature

Chairman & CEO
Title

WILLIAM T. McCALLUM
Notary Public, State of New York
No. 01MC6039701
Qualified in New York County
Commission Expires April 10, 2010

_____
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CROSS BORDER PRIVATE CAPITAL, L.L.C.

REPORT PURSUANT TO
RULE 17a-5 (d)

YEAR ENDED DECEMBER 31, 2005



CONTENTS

WILLIAM T. McCALLUM, CPA, P.C.
780 Third Avenue
New York, New York 10017
(212) 644-6464

Telecopier
(212) 644-2600

To the Members of
Cross Border Private Capital, L.L.C.

We have audited the accompanying balance sheet of Cross Border
Private Capital, L.L.C. as of December 31, 2005, and the related
statements of income, changes in members' equity and cash flows for
the year then ended. These financial statements are the
responsibility of management. Our responsibility is to express an
opinion on these financial statements based on our audit.

We conducted our audit in accordance with the generally accepted
auditing standards. Those standards require that we plan and perform
the audit to obtain reasonable assurance about whether the financial
statements are free of material misstatement. An audit includes
examining, on a test basis, evidence supporting the amounts and
disclosures in the financial statements. An audit also includes
assessing the accounting principles used and significant estimates
made by management, as well as evaluating the overall financial
statement presentation. We believe that our audit provides a
reasonable basis for our opinion.

In our opinion, the financial statements referred to above
presents fairly, in all material respects, the financial position of
Cross Border Private Capital, L.L.C. as of December 31, 2005, and the
results of it operations and its cash flows for the year then ended,
in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on
the basic financial statements taken as a whole. The information
contained on pages 7 and 8 is presented for purposes of additional
analysis and is not a required part of the basic financial statements,
but is supplementary information required by Rule 17a-5 of the
Securities and Exchange Commission. Such information has been
subjected to the auditing procedures applied in the audit of the basic
financial statements and, in our opinion, is fairly stated in all
material respects in relation to the basic financial statements taken
as a whole.

New York, New York
February 16, 2006

CROSS BORDER PRIVATE CAPITAL, L.L.C.
BALANCE SHEET
December 31, 2005

ASSETS

CURRENT ASSETS	
Cash	$ 8,563
Loan Receivable from Cross Border Enterprises, LLC	4,375
Prepaid Assets	10,935
TOTAL ASSETS	$23,873

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accrued Expenses	$ 500
TOTAL CURRENT LIABILITIES	500
MEMBERS' EQUITY	23,373
TOTAL LIABILITIES AND MEMBERS' EQUITY	$23,873

The accompanying notes are an integral part of these statements.

CROSS BORDER PRIVATE CAPITAL, L.L.C.
STATEMENT OF INCOME
December 31, 2005

REVENUE	$ 25,000
TOTAL REVENUES	25,000
EXPENSES	
Professional Fee	12,000
Insurance	228
Registration and Licenses	5,843
State Tax	500
Office Expense	18,000
TOTAL EXPENSES	36,571
NET LOSS	$(11,571)

The accompanying notes are an integral part of these statements.

CROSS BORDER PRIVATE CAPITAL, L.L.C.
STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2005

MEMBERS' EQUITY AT BEGINNING OF YEAR	$15,394
NET LOSS	(11,571)
MEMBERS' CONTRIBUTIONS	19,550
MEMBERS' EQUITY AT END OF PERIOD	$23,373

The accompanying notes are an integral part of these statements.

CROSS BORDER PRIVATE CAPITAL, L.L.C.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss $(11,571)
Adjustments to reconcile net income to net cash
used by operating activities:
    (Increase) in Loan Receivable from
       Cross Border Enterprises, LLC   (4,375)
    (Increase) in prepaid expenses   (1,889)
    (Decrease) in accrued expenses   500

   NET CASH USED IN OPERATING ACTIVITIES   (5,764)

CASH FLOWS FROM FINANCING ACTIVITIES
Members' Contributions   19,550

   NET CASH PROVIDED BY FINANCING ACTIVITIES   19,550

   NET INCREASE IN CASH   2,215

   CASH AT BEGINNING OF YEAR   6,348

   CASH AT END OF YEAR $ 8,563

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for income taxes $ 500

The accompanying notes are an integral part of these statements.

-5-

CROSS BORDER PRIVATE CAPITAL, L.L.C.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2005

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
Cross Border Private Capital L.L.C., (the "LLC") engages in the business of originating, financing, and private placement of corporate equity and/or debt and equity-related private equity funds of an international nature. The LLC is a Delaware limited liability company established January 25, 1996.

Operations of Business
The LLC conducts its business from the offices of Cross Border Enterprises, L.L.C. ("CBE") which owns ninety-nine percent of the LLC. The remaining one percent of the entity's shares are owned by the officers of CBE, who will act in the capacity of the LLC's registered representatives for future broker/dealer transactions.

Effective November 1, 2005, the LLC has entered into an office expense-sharing agreement with CBE, whereby, the LLC will reimburse CBE $1,500 per month for its use of telephone, office salaries and rental facilities. LLC and CBE believe that the expense allocation agreement is reasonable in relationship to the benefits derived by the LLC.

Income Taxes
The LLC is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the LLC. Members are taxed individually on their shares of the LLC's earnings. The LLC's net income or loss is allocated among the members in accordance with the regulations of the LLC.

Use of Estimates
The presentation of financial statements requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B: NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the LLC is subject to the
Securities and Exchange Commission's Net Capital Rule which
requires that the LLC maintain minimum net capital, as defined,
of $6^2/_3$% of aggregate indebtedness, as defined, or $5,000,
whichever is greater. Net capital and aggregate indebtedness
change from day to day, but as of December 31, 2005, the LLC had
net capital of $8,063 which exceeded requirements by $3,063.

CROSS BORDER PRIVATE CAPITAL, L.L.C.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2005

CREDITS
   Members' equity $23,373

DEBITS
   Nonallowable assets:
     Loan receivable from Cross Border Enterprises, LLC   4,375
     Prepaid expenses   10,935

   Total Debits   15,310

NET CAPITAL   8,063

Minimum net capital requirement - greater
  of $6^2/_3$% of aggregate indebtedness of
$500, or $5,000   5,000

NET CAPITAL IN EXCESS OF REQUIREMENT $ 3,063

Ratio of aggregate indebtedness to net capital   .062 to 1

AGGREGATE INDEBTEDNESS
   Accrued expenses and other liabilities $ 500

CROSS BORDER PRIVATE CAPITAL, L.L.C.
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO
RULE 15c3-3
December 31, 2005

The L.L.C. does not effect transactions for anyone
defined as a customer under Rule 15c3-3. Accordingly,
there are no items to report under the requirements of
this rule.

WILLIAM T. McCALLUM, CPA, P.C.
780 Third Avenue
New York, New York 10017
(212) 644-6464

Telecopier
(212) 644-2600

CROSS BORDER PRIVATE CAPITAL, L.L.C.

Annual Audit Report
Period beginning 1/1/2005 and ending 12/31/2005

Please be advised that there are no material
differences between the audited and unaudited
net capital requirements for the year ending
December 31, 2005 for Cross Border Private
Capital, L.L.C..

William T. McCallum, CPA, P.C.

February 16, 2006